March 27, 2007


By facsimile to (626) 839-9118 and U.S. Mail


Mr. Kang Yi Hua
Chief Executive Officer and President
Ever-Glory International Group, Inc.
17870 Castleton Street, #335
City of Industry, CA 91748

Re:	Ever-Glory International Group, Inc.
	Revised Preliminary Information Statement on Schedule 14C
	Filed March 15, 2007
	Annual Report on Form 10-KSB for the fiscal year ended
December
31, 2006
	Filed March 16, 2007
	File No. 0-28806

Dear Mr. Kang:

	We reviewed the filings and have the comments below.

PreR14C

General

1. Please update the financial statements, pro forma financial information, and other corresponding financial information included to comply with Item 310(g) of Regulation S-B.

Additional Information, page 36

2. Please incorporate by reference the annual report on Form 10-
KSB
for the fiscal year ended December 31, 2006 that you filed on March
16, 2007.


Appendix E

Pro Forma Financial Information, page 1

3. We note your response to prior comment 5. Please address the following regarding Mr. Kang transferring all of his interest in EGLY
HK to Mr. Yan in September of 2006 and the corresponding accounting of the Catch-Luck and New-Tailun acquisitions:

* Disclose the business reasons for the transfer of the ownership interest, including whether any consideration was paid by Mr. Yan for the ownership interest in EGLY HK.

* Provide us the agreement entered into between Mr. Kang and Mr.
Yan
related to the transfer of the ownership interest, including any side agreements.

* Given that both Catch-Luck and New-Tailun were acquired from EGLY
HK, please clarify why Catch-Luck is being reflected as a merger of entities under common control and New-Tailun is being accounted for using the purchase method of accounting under SFAS 141. It is not clear why these two transactions would be accounted for differently as they are being purchased from the same entity.

10-KSB

Forward-Looking Statements, page 3

4. Since Ever-Glory is a penny stock issuer, Ever-Glory is ineligible to rely on the safe harbor provision under section 21E of the Exchange Act or section 27A of the Securities Act. See section 21E(b)(1)(C) of the Exchange Act and section 27A(b)(1)(C) of the Securities Act. As requested previously in comment 20 in our July 20, 2006 letter, please remove the reference to the safe harbor provision of the Private Securities Litigation Reform Act of 1995. Alternatively, make clear that Ever-Glory is ineligible to rely on the safe harbor provision.

Sources of Liquidity, page 22

5. Disclosure states that Ever-Glory had outstanding borrowings of $4,482,180 under a credit facility as of December 31, 2006. As requested previously in comment 18 in our July 20, 2006 letter, if a credit facility or other financial instrument requires Ever-Glory to satisfy specified financial ratios and tests, please state what the limits of all material financial ratios and tests are. Also indicate whether Ever-Glory is in compliance with them.

Executive Compensation, page 28

6. Current disclosure requirements for executive and director compensation in a Form 10-KSB for fiscal years ending on or after December 15, 2006 are outlined in Release No. 34-54302A. Based on these requirements, we have these comments:

* Please include in the summary compensation table the information contained in Item 402(b)(1) of Regulation S-B, including a "Total
($)" column.

* Please provide the information specified in Item 402(f)(2) of Regulation S-B for the compensation of the directors in the tabular format that is specified in Item 402(f)(1) of Regulation S-B. Revise the disclosure under "Compensation of Directors" on page 29 to comply with the item`s requirements.

* Instruction 4 to Item 402(a)(2) of Regulation S-B states that a column may be omitted if there has been no compensation awarded to, earned by, or paid to any of the named executive officers or directors required to be reported in that table or column in any fiscal year covered by that table. Please consider revising the summary compensation table and preparing the director compensation table with this instruction in mind.

Certain Relationships and Related Transactions, page 30

7. Current disclosure requirements for related person transactions in
a Form 10-KSB for fiscal years ending on or after December 15,
2006
also are outlined in Release No. 34-54302A. Based on these requirements, we have these comments:

* In the fourth paragraph, please identify the related company from which Ever-Glory borrowed $4,38,526 (sic) during 2006. See Item
404(a)(1) of Regulation S-B.

* Based on disclosure in the seventh paragraph of the financial statements` note 14, we assume that Ever-Glory borrowed $4,238,526 from the related company during 2006. Please reconcile the disclosures on the amount borrowed.

* In the sixth paragraph, please identify the related company that owed Ever-Glory $2,467,955 as of December 31, 2006. See Item
404(a)(1) of Regulation S-B.  See also subparagraphs (a)(5) and
(a)(6) of Item 404 of Regulation S-B.

* In the ninth paragraph, please identify the related company that sold all of its shares in New-Tailun to Ever-Glory on November 9, 2006. See Item 404(a)(1) of Regulation S-B.

8. Disclosures in the first and second paragraphs that Ever-Glory`s president and chief executive officer is the chief executive officer and majority shareholder of Jiangsu Ever-Glory International Group, which is the majority shareholder of Chuzhou Ever-Glory Enterprises
Ltd., and that Ever-Glory subcontracted $2.7 million of manufacturing to these companies during 2006 are inconsistent with disclosure in the first paragraph of the financial statements` note 14 that Ever-
Glory subcontracted $2.7 of manufacturing to "six related companies" during 2006. Please reconcile the disclosures.

9. Disclosure in the second paragraph that Ever-Glory owed the related companies in the first paragraph $1.4 million as of December
31, 2006 under the subcontracting arrangements is inconsistent with disclosure in the third paragraph of the financial statements` note
14 that Ever-Glory owed "seven related companies" $1.4 million as of
December 31, 2006 for subcontracting work and inventory purchases made. Please reconcile the disclosures.

Note 1.  Summary of Significant Accounting Policies and
Organization

(Q)  Recent Accounting Pronouncements, page F-9

10. Please confirm to us, if true, that the impact of adopting SAB 108 was not material. Otherwise, please disclose the impact of adopting this SAB. See Question 3 of SAB 108.

Exhibit Index

11. You list exhibit 23.1 in the exhibit index. Since you did not file the exhibit, please remove the exhibit from the exhibit index.

Closing

	File a revised Pre14C and an amendment to the 10-KSB in response to the comments. To expedite our review, you may wish to provide us three marked courtesy copies of the filings. Include with the filing any supplemental information requested and a cover letter tagged as correspondence that keys the response to the comments. If you think that compliance with the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the revised Pre14C and the amended 10-KSB, the responses to the comments, and any supplemental information.

	We urge all persons responsible for the accuracy and adequacy of the disclosure in the filings reviewed by us to ensure that they have provided all information investors require for an informed decision.
Since Ever-Glory and its management are in possession of all facts relating to the disclosure in the filing, they are responsible for the adequacy and accuracy of the disclosures that they have made.

      When responding to our comments, provide a written statement from Ever-Glory in which Ever-Glory acknowledges that:

* Ever-Glory is responsible for the adequacy and accuracy of the disclosure in the filing.

* Our comments or changes to disclosures in response to our comments do not foreclose the Commission from taking any action on the filing.

* Ever-Glory may not assert our comments as a defense in any proceedings initiated by the Commission or any person under the United States` federal securities laws.

	The Commission`s Division of Enforcement has access to all information that Ever-Glory provides us in our review of the filing or in response to our comments on the filing.

	You may direct questions on accounting comments to Nudrat S. Salik, Staff Accountant, at (202) 551-3692 or Rufus G. Decker III, Accounting Branch Chief, at (202) 551-3769. You may direct questions on comments and disclosure issues to Edward
M.
Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3767.

Very truly yours,





Jennifer R. Hardy
					    Legal Branch Chief



Mr. Kang Yi Hua
March 27, 2007
Page 1








UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE